SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                          MATERIAL SCIENCES CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    576674105

                                 (CUSIP Number)

Stuart Z. Krinsly, Senior Executive Vice President & General Counsel, Sequa Corporation, 200 Park Avenue, New York, NY 10166;
Telephone:  212-986-5500

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 26, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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


CUSIP No.  576674105

1.                NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           Sequa Corporation
                           I. D. No.  13-1885030

2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [   ]
                                                                     (b)  [   ]

3.                SEC USE ONLY



4.                SOURCE OF FUNDS

                           WC BK

5.                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [   ]

6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE

NUMBER OF SHARES         7.    SOLE VOTING POWER
BENEFICIALLY OWNED BY                   732,800
EACH REPORTING PERSON
WITH                     8.    SHARED VOTING POWER
                                         None

                         9.    SOLE DISPOSITIVE POWER
                                        732,800

                         10.   SHARED DISPOSTIVE POWER
                                         None


11.               AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
                           732,800

12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                                 [   ]

13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.71%

14.               TYPE OF REPORTING PERSON

                           CO






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Item 5. Interests in Securities of the Issuer.

     Item 5 to the Schedule 13D Statement is hereby amended by adding the following:

     (a) Sequa beneficially owns 732,800 shares of the Common Stock, representing approximately 4.71% of the outstanding shares thereof (based upon the number of outstanding shares of Common Stock on April 23, 1999, as reported by the Company on Schedule 14A filed with the Securities and Exchange Commission on May 13, 1999).

     (c) During the 60 days prior to the date hereof, Sequa has effected the following sales of the Common Stock:

         Date                Number of Shares             Price Per Share

    April 27, 1999                90,000                     $11.2500

    April 28, 1999                40,000                     $11.2500

    May 26, 1999                 479,900                     $11.2500

    May 27, 1999                   7,300                     $11.2697

     All such transactions were made on the New York Stock Exchange.

     (e) On May 26, 1999, Sequa ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

















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


                                   SIGNATURES

     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

                                        SEQUA CORPORATION


                                        By: /s/ Stuart Z. Krinsly
                                            --------------------------------
                                            Name:   Stuart Z. Krinsly
                                            Title:  Senior Executive
                                                    Vice President and
                                                    General Counsel





Dated:  May 28, 1999



















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